SECURITIES AND EXCHANGE COMMISSION 17009268
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2017
Washington DC 415

SEC FILE NUMBER
8-69646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/16/2016 AND ENDING 12/31/2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ClearingBid Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Park Avenue FL 25
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vivian Lee (212) 752-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

465 South Street, Suite 200	Morristown	NJ	07960
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Vivian Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ClearingBid Markets, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) Rule15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLEARINGBID MARKETS, INC.
(A Wholly-Owned Subsidiary of
ClearingBid, Inc.)

Financial Statement
As of December 31, 2016 and for the period from May 16, 2016 (Commencement of Operations) through December 31, 2016

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
ClearingBid Markets, Inc.

We have audited the accompanying statement of financial condition of ClearingBid Markets, Inc. (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of ClearingBid Markets, Inc. as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 27, 2017

ClearingBid Markets, Inc.
(A Wholly-Owned Subsidiary of ClearingBid, Inc.)
Statement of Financial Condition
December 31, 2016

ASSETS		
Cash and Cash Equivalents	$	148,755
Prepaid Expenses and Other Current Assets		5,543
TOTAL ASSETS	$	154,298
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts Payable and Accrued Expenses	$	26,250
STOCKHOLDER'S EQUITY		
Common stock, $0.10 par value, 100 shares authorized, issued and outstanding		10
Additional Paid-In Capital		257,000
Accumulated Deficit		(128,962)
Total Stockholder's Equity		128,048
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	154,298

See accompanying notes to financial statement.

1. Organization and Nature of Business

ClearingBid Markets, Inc. (the "Company") was incorporated in the State of Delaware on March 20, 2015. The Company is wholly-owned by ClearingBid, Inc (the "Parent"). The Company's principal operation is to engage in private placement activity and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") effective May 16, 2016 (Commencement of Operations).

2. Liquidity and Related Party Transactions

As the Company has not commenced earning revenue, the Company relies on the Parent for support. The Parent has the financial wherewithal and intent to support the Company on an as needed basis.

The Parent currently incurred and paid for various services and other operating assistance on behalf of the Company. These services include rent, insurance and FINRA and compliance fees in the amount of $16,477 for the period from May 16, 2016 (Commencement of Operations) through December 31, 2016. As of December 31, 2016, there was no amount due to the Parent. Because the Company has not commenced generating revenue, the Company relies on the Parent for support.

3. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations regarding financial reporting of the SEC.

As shown in the accompanying financial statements, the Company incurred a net loss of approximately $116,000, net cash of approximately $95,000 used in operations, and no revenues during the period from May 16, 2016 (Commencement of Operations) through December 31, 2016. As of December 31, 2016, the Company's available cash approximated $149,000 and liabilities approximated $26,000. In connection with the Company's assessment of going concern considerations in accordance with ASU 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern", management has determined that the Company's support from its Parent is sufficient to fund the working capital needs of the Company until the earlier of one year from the date of issuance of these financial statements or the occurrence of sufficient future revenue transactions.

3. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The carrying amounts of such cash equivalents approximate fair value due to the short term nature of these instruments.

Income Taxes

The Company is a C-corporation and accounts for income taxes in accordance with ASC 740. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized. As of December 31, 2016, the Company had a deferred tax asset, primarily related to its net operating loss, of approximately $49,000 and has recorded a full valuation allowance. The NOL expires in 2036.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Interest and penalties, if any, related to unrecognized tax benefits are recorded in the income tax provision. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. The Company recognizes the effect of income tax positions if those positions are more likely than not of being sustained. Based on its analysis, the Company has determined there are no uncertain tax positions at December 31, 2016. As the Company was formed during 2015, the Company's tax returns are open to tax examination by local and federal taxing authorities since inception.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

4. Regulatory Net Capital Requirement

The Company is a member of FINRA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company's net capital was approximately $122,000 which was approximately $117,000 in excess of its minimum requirement of $5,000.

5. Concentration of Credit Risk

The Company maintains all of its cash in one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any loss in this account and believes it is not subject to any significant credit risk.

6. Income Taxes

As of December 31, 2016, the Company has recorded a full valuation allowance against the net deferred tax assets.

As of December 31, 2016, the Company did not have any uncertain tax positions and the Company's income tax returns for the tax year 2016 are subject to examination by tax authorities.

7. Commitments

The Company leases office space and has an agreement to leases office space from October 1, 2016 through June 30, 2017. Remaining minimum rental payments for year 2017 attributable to the agreement are approximately $21,000.

8. Subsequent Events

The Company has evaluated subsequent events through February 27, 2017, the date the financial statements were available for issuance.